As filed with the Securities and Exchange Commission on May 19, 2015

Registration No. 333-177073

Registration No. 333-190681

Registration No. 333-193666

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 4
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

hopTo Inc.

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	6770 (Primary Standard Industrial Classification Code Number)	13-3899021 (I.R.S. Employer Identification Number)

 1919 S. Bascom Avenue, Suite 600
Campbell, CA 95008
(800) 472-7466

(Address and telephone number of registrant’s principal executive offices)

Jean-Louis Casabonne
Chief Financial Officer
hopTo Inc.
1919 S. Bascom Avenue, Suite 600
Campbell, CA 95008
(800) 472-7466

(Name, Address and Telephone Number of Agent for Service)

Copy to:
Ben D. Orlanski, Esq.
Katherine J. Blair, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard
Los Angeles, CA 90064
(310) 312-4000
(310) 312-4224 Facsimile

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this
Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

☐ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☒ Smaller reporting company

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the prospectus filed as part of this Registration Statement also relates to the Registrant’s previously filed Registration Statement on Form S-1 (File No. 333-190681), originally filed on August 16, 2013 and previously filed Registration Statement on Form S-1 (File No. 333-19666), originally filed on January 1, 2014, This Registration Statement constitutes a Post-Effective Amendment No. 4 to Form S-1 (File No. 333-177073), Post-Effective Amendment No. 2 to Form S-1 (File No. 333-190681) and Post-Effective Amendment No. 1 to Form S-1 (File No. 333-19666), all of which shall become effective concurrently with the effectiveness of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 on Form S-1 (File No. 333-177073) (this “Post-Effective Amendment”) is being filed to update certain information in the prospectus, including as a result of the registrant filing its Annual Report on Form 10-K, for the year ended December 31, 2014 that was filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2015, as amended by Amendment No. 1 thereto on Form 10-K/A filed with the SEC on April 30, 2015, Quarterly Report on Form 10-Q for the period ended March 31, 2015 filed with the SEC on May 15, 2015, and certain of the Company’s current reports on Form 8-K that have been filed with the SEC since December 31, 2014.

Pursuant to Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), the prospectus contained in this Post-Effective Amendment will be used as a combined prospectus in connection with the following registration statements:

(i)

Registration Statement on Form S-1 (File No. 333-177073), originally filed on September 29, 2011 and declared effective on December 2, 2011, and last declared effective via post-effective amendment No. 3 on June 6, 2014 (as amended, the “2011 Registration Statement”),

(ii)

Registration Statement on Form S-1 (File No. 333-190681), originally filed on August 16, 2013 and declared effective on September 25, 2013, and last declared effective via post-effective amendment No. 1 on June 6, 2014 (as amended, the “2013 Registration Statement”), and

(iii)	Registration Statement on Form S-1 (File No. 333-19666), originally filed on January 1, 2014 and declared effective on June 3, 2014 (as amended, the “2014 Registration Statement”).

This Post-Effective Amendment now covers the sale of 20,605,001 shares of the Company’s common stock issuable from time to time upon the exercise of the warrants. The registration fees for the securities included in this Post-Effective Amendment were paid in connection with the original registration of such shares pursuant to the 2011 Registration Statement, the 2013 Registration Statement and the 2014 Registration Statement, as applicable, and therefore no additional registration fee is being paid in connection herewith. No additional securities are being registered under this filing.

The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED MAY 19, 2015

PROSPECTUS

HOPTO INC.

20,605,001 Shares of Common Stock

This prospectus relates to the sale or other disposition from time to time of up to an aggregate of 20,605,001 shares of our common stock by the persons described in this prospectus, whom we call the “selling stockholders,” identified in the section entitled “Selling Stockholders” in this prospectus, or their transferees. The 20,605,001 shares are issuable upon exercise of warrants held by the selling stockholders. We are registering these shares as required by the terms of the registration rights agreements between the selling stockholders and us. Such registration does not mean that the selling stockholders will actually offer or sell any of these shares. We will not receive any proceeds from the sale or other disposition of the shares of common stock offered by the selling stockholders. We will, however, receive the exercise price of any warrants exercised for cash. To the extent that we receive cash upon exercise of any warrants, we expect to use that cash for working capital and general corporate purposes, including development, marketing, and monetization of our hopTo platform.

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. For additional information, you should refer to the section entitled “Plan of Distribution” of this prospectus. We are contractually obligated to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions incurred by the selling stockholders.

Our common stock is currently quoted on the OTC Bulletin Board under the symbol “HPTO.” The closing sales price of our common stock on May 18, 2015 was $0.14 per share.

This investment involves risks. You should refer to the discussion of risk factors, beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated          , 2015

Table of Contents

Page

ABOUT THIS PROSPECTUS	ii
FORWARD-LOOKING INFORMATION	ii
PROSPECTUS SUMMARY	1
OVERVIEW	1
PRIVATE PLACEMENTS	5
THE OFFERING	6
RISK FACTORS	7
USE OF PROCEEDS	12
PRICE RANGE OF OUR COMMON STOCK	12
DIVIDEND POLICY	13
SELLING STOCKHOLDERS	13
PLAN OF DISTRIBUTION	16
DESCRIPTION OF OUR SECURITIES	18
LEGAL MATTERS	20
EXPERTS	20
WHERE YOU CAN FIND MORE INFORMATION	20
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	20

i

ABOUT THIS PROSPECTUS

As permitted under the rules of the Securities and Exchange Commission, or the SEC, this prospectus incorporates important business information about hopTo Inc. that is contained in documents that we file with the SEC, but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus.

Before you invest in our securities, you should read carefully the registration statement (including the exhibits thereto) of which this prospectus forms a part, this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus or any accompanying prospectus supplement. You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with additional or different information from that contained in or incorporated by reference into this prospectus. You should assume that the information contained in or incorporated by reference into this prospectus is accurate only as of any date on the front cover of this prospectus or the date of the document incorporated by reference, as applicable, regardless of the time of delivery of this prospectus or any exercise of the subscription rights. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to the “Company,” “the registrant,” “we,” “us,” and “our” mean hopTo Inc., a Delaware corporation, together with our consolidated subsidiaries, including GraphOn Corporation, a Delaware corporation, unless the context otherwise requires.

hopTo® and GO-Global®, among others, are registered trademarks of hopTo Inc., or its subsidiaries.

FORWARD-LOOKING INFORMATION

This prospectus includes, in addition to historical information, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. This act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. Our forward-looking statements relate to future events or our future performance and include, but are not limited to, statements concerning our business strategy, future commercial revenues, market growth, capital requirements, new product introductions, expansion plans and the adequacy of our funding. Other statements contained in this prospectus that are not historical facts are also forward-looking statements. You can sometimes identify forward-looking statements by our use of forward-looking words like “may,” “will,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “seeks,” “predicts,” “potential,” or “continue” or the negative of these terms and other similar expressions and terminology.

We caution investors that any forward-looking statements presented in this prospectus, or that we may make orally or in writing from time to time, are based on the beliefs of, assumptions made by, and information currently available to, us. Although we believe that the plans, objectives, expectations and intentions reflected in or suggested by our forward- looking statements are reasonable, those statements are based only on the current beliefs and assumptions of our management and on information currently available to us and, therefore, they involve uncertainties and risks as to what may happen in the future. Accordingly, we cannot guarantee that our plans, objectives, expectations or intentions will be achieved. Our actual results, performance (financial or operating) or achievements could differ from those expressed in or implied by any forward-looking statement in this prospectus as a result of many known and unknown factors, many of which are beyond our ability to predict or control, and those differences may be material. Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include the following:

•	market acceptance of our products including hopTo and GO-Global;

•	our ability to timely and successfully develop and market new versions of our products;

•	our revenue being significantly dependent on our GO-Global product family;

•	our limited number of significant customers;

•	our reliance on indirect distribution channels and the maintenance and growth of our reseller relationships;

ii

•	our ability to develop new products and market acceptance and our ability to manage the risks associated with such new product introduction;

•	the impact of competitive products, technologies and pricing from both large software companies and from productivity app developers;

•	our proprietary rights, while important to our business, are difficult and costly to protect;

•	our limited financial, technical, marketing and personnel resources and the impact of this on our ability to compete against others with greater resources; and

•	local, regional, and national and international economic conditions and events, and the impact they may have on us and our customers.

For further discussion of these and other factors see “Risk Factors” in this prospectus and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the documents incorporated into this prospectus by reference. This prospectus and all other written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in or referred to in this section.

Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans, objectives, expectations and intentions as of any subsequent date. Although we may elect to update or revise forward-looking statements at some time in the future, we specifically disclaim any obligation to do so, even if our plans, objectives, expectations or intentions change.

iii

PROSPECTUS SUMMARY

This summary highlights information contained throughout this prospectus or incorporated by reference into this prospectus. This summary does not contain all of the information that should be considered before investing in our securities. Investors should read the entire prospectus carefully, including the more detailed information regarding our business, the risks of purchasing our securities discussed in this prospectus under “Risk Factors” beginning on page 7 of this prospectus and in the documents incorporated by reference into this prospectus, including our financial statements and the accompanying notes.

Overview

The hopTo Opportunity

The adoption of mobile devices, such as smartphones and tablets, in the workplace has revealed the need for a mobile application and content access platform that addresses a range of mobile productivity challenges for professional/consumer users (“prosumers”), small and home offices (“SOHO”), small- to medium-sized businesses (“SMB” or “SMBs”), and Enterprise organizations. We believe a mobile platform that addresses this need will become a critical asset for any size organization, IT department, and for the most productive end user experience.

Focusing more specifically on the larger SMB/Enterprise business markets, adoption of mobile devices is reshaping how organizations deliver, secure, and manage applications and content on these devices. This has also introduced challenges for organizations to integrate the devices into daily workflows and manage security on both company-owned and employee-owned devices.

From a workflow standpoint, we believe business users want mobile solutions that enable them to replace or extend their traditional desktop PC environment with mobile devices, which is often easier said than done. PC users have enjoyed a rich ecosystem of applications and technologies that has been growing for over 30 years, and have come to expect an exceptional level of power and flexibility to get their work done. Many solutions have been developed to meet this challenge but generally have failed, in particular for the iOS and Android devices that dominate both the consumer and business markets.

The hopTo Product

In March, 2014, we announced our hopTo Work product which was subsequently released on November 11, 2014. hopTo Work builds upon the hopTo product (discussed below), bringing its core mobile productivity features to SMB/Enterprise users, with additional security and manageability functions. It targets Information Technology (“IT”) departments that are concerned with protecting and managing access to sensitive data, controlling access to business applications, compliance with internal policies and, in some cases, government regulations.

With hopTo Work, IT departments will be able to more easily and safely address these concerns while integrating mobile technology into their networks and user workflows. The initial version of hopTo Work leverages a customer’s existing Microsoft RDS infrastructure – a significant portion of Microsoft’s on-premise customer base – which enables an IT department to have mobile access for end users in minutes.

It will further enable business users to make a smooth and simple transition from PCs to mobile devices for all or part of their work. As with the original prosumer/SOHO version of hopTo, the premise of hopTo Work is that mobile users in SMB/Enterprise businesses using devices such as the Apple iPad would like to travel with just their tablets but still have the benefits of secure access and editing capabilities for documents in their corporate cloud or network storage, personal cloud storage, and on their Windows computers. In addition, hopTo Work delivers the capability to mobilize Windows applications that businesses and organizations rely on for their daily operation.

hopTo Work is designed not only to assist users in performing operations on their iPads that typically require a Mac or Windows PC, but to do so within the data protection and access control policies of their IT organizations. Our view is that current solutions are limited because of the need to install special applications and procedures that are a hindrance to user productivity. We address these issues with the following features:

●

The ability to access and manage all of the user’s files and documents, no matter where they are stored. This includes enterprise document management systems, enterprise-class network servers and cloud storage services, or the user’s PC.

●	The ability to view, create, edit, manage, and share files through a native touch-screen mobile device interface rather than apps designed for legacy PC desktops with keyboards and mice.

●	The ability to access Windows applications and use them in a touch-friendly manner consistent with end user expectations for mobile devices.

●

The ability to multitask, which means working with multiple documents and applications at the same time, side-by-side. The iPad is inherently a single document environment, which we believe is a major shortcoming for most users.

●

The ability to view, create, and edit Microsoft Office documents that are 100% compatible with Microsoft Office, thus allowing users to collaborate with other users who are using Microsoft Office on a Mac or a Windows PC.

●

The ability to address the problems of document sprawl, giving users easy access to manage, search, and browse the data they need across storage devices and cloud services, but without allowing sensitive documents to leave the corporate network undetected.

●

The ability for IT departments to implement a “bring-your-own-device” (BYOD) solution that integrates mobile device use into daily workflows and enhances user productivity without compromising security, requiring additional server infrastructure, or putting an additional burden on the user experience.

●

The ability for IT departments to grant and revoke access to anyone for any data anywhere. Employees must have the ability to access corporate internal data (documents, file and applications) efficiently but without jeopardizing security.

hopTo Work Target Markets

We view hopTo Work, with its additional application mobilization, security and manageability features, as a product that appeals to the SMB and Enterprise markets. We expect sales strategies for the hopTo Work versions of the product to involve a combination of strategic partnerships with various relevant enterprise software companies, a sales partner channel, and a direct sales team, just to name a few. hopTo Work is a paid offering that is currently sold on a perpetual license plus maintenance model. Other models such as subscription based pricing might be made available in the future based on market requirements.

The hopTo Consumer Product

hopTo also offers a comprehensive productivity workspace for mobile devices (currently for the Apple iPad) that empowers mobile users by offering them functionalities similar to what they have come to expect from their PCs. For example, hopTo aggregates files and documents from multiple storage silos (such as Box, Dropbox, Google Drive, Microsoft OneDrive, or the user’s PC) into a single touch-friendly workspace. From within this workspace, users are able to search for documents in the workspace (which includes their cloud storage silos and their PC), view, edit, and share their documents, and import photos from their iPad camera roll or Google Image from Web.

hopTo provides powerful document editing capabilities that leverage legacy Windows applications, such as Microsoft Office, to give users a rich, native editing feature set. Its high degree of compatibility with Microsoft Office enables easy collaboration with other users running Microsoft Office on Mac or Windows PCs. hopTo is unique in that it both leverages legacy applications for document editing and provides a touch-friendly user experience that, in our view, none of our competitors have achieved, and which mobile users will view as highly desirable.

The first commercially available version of hopTo was released on November 14, 2013, through the Apple App Store. hopTo currently runs on the Apple iPad family of devices, and we may make it available for other devices, such as the Apple iPhone and for devices based on the Google Android platform. This product is targeted at users who are transitioning from PC to mobile—to provide access to their content regardless of where it is stored, along with rich document editing capabilities, multitasking, file management, and more. The hopTo product is currently offered free of charge. Based on usage patterns and market acceptance we may, at some point in the future, decide to charge fees for this offering.

Intellectual Property

We believe that intellectual property (“IP”) is a business tool that potentially maximizes our competitive advantages and product differentiation, grows revenue opportunities, encourages collaboration with key business partners, and protects our long-term growth opportunities. Strategic IP development is therefore a critical component of our overall business strategy. It is a business function that consistently interacts with our research and development, product development, and marketing initiatives to generate further value from those operations.

We rely primarily on trade secret protection, copyright law, confidentiality, and proprietary information agreements to protect our proprietary technology and registered trademarks. Despite our precautions, it may be possible for unauthorized third parties to copy portions of our products, or to obtain information we regard as proprietary. The loss of any material trade secret, trademark, trade name or copyright could have a material adverse effect on our results of operations and financial condition. We intend to defend our proprietary technology rights; however, we cannot give any assurance that our efforts to protect our proprietary technology rights will be successful.

We also currently hold rights to patents. We regularly file patent applications to protect innovations arising from our research, development and design, and are currently pursuing additional patent applications.

We do not believe our products infringe on the rights of any third parties, but we can give no assurance that third parties will not assert infringement claims against us in the future, or that any such assertion will not result in costly litigation or require us to obtain a license to proprietary technology rights of such parties.

ipCapital Group, Inc.

On October 11, 2011, we engaged ipCapital Group, Inc. (“ipCapital”), an affiliate of John Cronin, who is one of our directors, to assist us in the execution of our strategic decision to significantly strengthen, grow and commercially exploit our intellectual property assets. Our engagement agreement with ipCapital, which has been amended three times, affords us the right to request ipCapital to perform a number of diverse services, employing its proprietary processes and methodologies, to facilitate our ability to identify and extract from our current intellectual property base new inventions, potential patent applications, and marketing and licensing opportunities.

In addition to the fees we agreed to pay ipCapital for its services, we issued ipCapital a five-year warrant to purchase up to 400,000 shares of our common stock at an initial price of $0.26 per share. Half of the warrant (200,000 shares) has a time-based vesting condition, with such vesting to occur in three equal annual installments. The vesting installments occurred on October 11, 2012 and 2013, and 2014, respectively. The remaining 200,000 shares became fully vested upon the completion to our satisfaction of all services that we had requested from ipCapital under the engagement agreement, prior to the signing of the amendments. Such performance was deemed satisfactory during 2012. We believe that these fees, together with the issuance of the warrant, constitute no greater compensation than we would be required to pay an unaffiliated person for substantially similar services.

As a result of ipCapital’s work under the engagement agreement, as amended, as of May 8, 2015, 173 new patent applications have been filed. Of these 173 applications, 20 patents have been granted by the USPTO. We have also received notice from the USPTO that 5 additional patent applications have been allowed and will ultimately issue as US patents in the next 60-90 days. We expect to file more applications in 2015.

ipCapital Licensing Company I, LLC

On February 4, 2013, we entered into an IP Brokerage agreement with ipCapital Licensing Company I, LLC (“ipCLC”)(the “IP Brokerage Agreement”). John Cronin is a partner at ipCLC. Pursuant to the IP Brokerage Agreement, we have engaged ipCLC, on a no-retainer basis, to identify and present us with candidates who may be seeking to acquire a certain limited group of our patents unrelated to our current business strategy. If during the applicable term we enter into an agreement with any candidate presented by ipCLC to acquire or otherwise exploit the covered patents, we will pay ipCLC a fee of ten percent (10%) of the royalties, fees, and other consideration paid over the life of the agreement.

The IP Brokerage Agreement is effective as of February 4, 2013, and will end 18 months after we or ipCLC serve 60 days written notice of termination to the other party (with earlier termination possible in the event of a material breach). To date, we have paid no fee to ipCLC under the terms of the IP Brokerage Agreement.

The IP Brokerage Agreement provides for customary confidentiality undertakings, limitations on ipCLC’s total liability and mutual indemnification provisions.

ipCreate, Inc.

In 2013, we entered into an Engagement Letter (the “Agreement”), with ipCreate, Inc. (“ipCreate”). John Cronin is Chairman and CEO of ipCreate; Michael Brochu, whoalso serves on our Board of Directors, provides consulting services to ipCreate for compensation serves in an advisory capacity to ipCreate as a board observer. Pursuant to the Agreement, we engaged ipCreate to assist us in the definition and execution of our intellectual property strategy. Pursuant to the Agreement, and upon completion of certain tasks we requested ipCreate to perform, we paid ipCreate $100,000 during 2013, the full amount of compensation due them under the Agreement for the services performed.

We believe the terms of the IP Brokerage Agreement are fair and reasonable to us and are at least as favorable as those that we could be obtained on an arms’ length basis.

The GO-Global Software Products

Our GO-Global product offerings can be categorized into product families as follows:

●

GO-Global for Windows: Allows access to Windows-based applications from remote locations and a variety of connections, including the Internet and dial-up connections. The Windows applications run on a central computer server along with GO-Global Windows Host software. This allows the applications to be accessed remotely via GO-Global Client software, or a Web browser, over many types of data connections, regardless of the bandwidth or operating system. Web-enabling is achieved without modifying the underlying application’s code or requiring costly add-ons.

●

GO-Global for UNIX: Allows access to UNIX and Linux-based applications from remote locations and a variety of connections, including the Internet and dial-up connections. The UNIX/Linux applications run on a central computer server along with the GOGlobal for UNIX Host software. This allows the applications to be accessed and run remotely via GO-Global Client software or a Web browser without having to modify the application’s code or requiring costly add-ons.

●

GO-Global Client: We offer a range of GO-Global Client software that allows remote application access from a wide variety of local, remote and mobile platforms, including Windows, Linux, UNIX, Apple OS X and iOS, and Google Android. We plan to continue to develop GO-Global Client software for new portable and mobile devices.

Our Corporate Information

We are a Delaware corporation, founded in May 1996. On September 9, 2013 we changed our name from GraphOn Corporation to hopTo Inc. Our headquarters are located at 1919 S. Bascom Avenue, Suite 600, Campbell, California, 95008 and our phone number is 1-800-472-7466. We also have an office in Concord, New Hampshire. Additionally, we have remote employees located in various states, as well as internationally in the United Kingdom and Israel. Our corporate Internet Website is http://www.hopto.com. The information on our Website is not part of this prospectus.

Private Placements

On September 1, 2011, we issued 35,500,000 shares of our common stock at $0.20 per share to 33 accredited investors for an aggregate purchase price of $7.1 million and we also issued to the investors, for no additional consideration, warrants to purchase an aggregate of 17,750,000 shares of common stock at an exercise price of $0.26 per share (the “2011 private placement”). We issued to the placement agent of the 2011 private placement a warrant to purchase 3,550,000 shares of common stock exercisable at an exercise price of $0.20 per share and a warrant to purchase 1,775,000 shares of common stock exercisable at an exercise price of $0.26 per share. Each of the warrants is exercisable between September 1, 2011 and September 1, 2016. The issuance of such common stock and warrants was not registered under the Securities Act of 1933 because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) and in compliance with Rule 506 thereunder.

On June 17, 2013, we entered into, and subsequently consummated, an Exercise Agreement (the “Exercise Agreement”) with five of the largest investors in our 2011 private placement, providing for the exercise for cash by such investors of warrants to purchase an aggregate of 9 million shares of our common stock. We received cash proceeds of $2.34 million as a result of the warrants exercised. In consideration for the early exercise of these warrants, we issued to the exercising holders an aggregate of 4.5 million new warrants to purchase common stock at an exercise price of $1.00 per warrant, with a term of five years from issuance (the “New Warrants”). Each of the warrant holders represented to us that there were “accredited investors.” The issuance of such common stock upon exercise and the issuance of the New Warrants was not registered under the Securities Act because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act pursuant to Section 4(2) and in compliance with Rule 506 thereunder.

On August 9, 2013, we consummated an offer to exercise warrants (the “Offer to Exercise”) made to holders of warrants issued in the 2011 private placement who were not parties to the Exercise Agreement. We were obligated to conduct the Offer to Exercise under the terms of the Exercise Agreement. In connection with the Offer to Exercise, warrants to purchase an aggregate of 305,000 shares of our common stock were exercised for which we received cash proceeds of $64,000. In consideration for the early exercise of these warrants, we issued an aggregate of 152,500 New Warrants at an exercise price of $1.00 per warrant, with a term of five years from issuance. Each of the warrant holders represented to us that there were “accredited investors.” The issuance of such common stock upon exercise and the issuance of the New Warrants was not registered under the Securities Act because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act pursuant to Section 4(2) and in compliance with Rule 506 thereunder.

On January 7, 2014, we entered into a securities purchase agreement, with a limited number of accredited investors, pursuant to which we issued and sold for cash units consisting of an aggregate of 11,299,999 shares of our common stock and warrants to purchase an aggregate 5,650,001 shares of our common stock (the “2014 private placement”). The purchase price was $0.30 per unit. The warrants have an exercise price of $0.40 per share and are exercisable from January 7, 2014 through January 7, 2019. We received $3,390,000 from this placement. We offered and sold our shares and warrants without registration under the Securities Act pursuant to Section 4(2) and in compliance with Rule 506 of Regulation D promulgated thereunder.

This prospectus relates to the sale or other disposition by the selling stockholders of (i) the common stock issuable or originally issuable upon exercise of the warrants issued to the investors and the placement agent in the 2011 private placement, (ii) the common stock issuable or originally issuable upon exercise of the warrants issued to the investors as a result of the Exercise Agreement and Offer to Exercise, and (iii) the common stock issuable or originally issuable upon exercise of the warrants issued to the investors in the 2014 private placement.

The Offering

Common stock outstanding prior to this offering:	117,428,986 shares (1)

Common stock offered for sale by the selling stockholders:	20,605,001 shares (2)

Common stock to be outstanding after this offering:	138,033,987 shares (3)

Use of Proceeds:

We will not receive any proceeds from the sale or other disposition of the 20,605,001 shares of common stock offered by the selling stockholders under this prospectus. We will, however, receive up to $9,468,750 in the aggregate from the selling stockholders if they exercise, for cash, unexercised warrants to acquire 20,605,001 shares of our common stock. To the extent that we receive cash upon exercise of any warrants, we expect to use that cash for working capital and general corporate purposes.

Risk Factors:

See the section entitled “Risk Factors” beginning on page 7 and other information included in this prospectus or incorporated by reference for a discussion of factors you should consider before making an investment decision.

OTC QB symbol:	HPTO

(1)

As of May 11, 2015. This number excludes (i) 20,605,001 shares issuable upon the exercise of warrants held by the selling stockholders with respect to the shares of common stock being offered under this prospectus, (ii) an additional 569,273 shares issuable upon the exercise of additional warrants, and (iii) 10,197,999 shares of our common stock, which are issuable upon exercise of our outstanding options. An additional 2,135,505 shares are reserved for future grants under our stock option plans.

(2)	Includes 20,605,001 shares issuable upon the exercise of warrants held by the selling stockholders.

(3)

Based upon our issued and outstanding shares of common stock as of May 11, 2015 and assumes the exercise of all 20,605,001 shares issuable upon the exercise of warrants held by the selling stockholders that are being offered under this prospectus and that no other warrants or options are exercised.

RISK FACTORS

Risks Related to Our Business

We have a history of operating losses and expect these losses to continue, at least for the near future.

We have experienced significant operating losses since we began operations. We incurred losses from operations before provision for income taxes of $3,590,800 and $3,738,200 for the years ended December 31, 2014 and 2013, respectively, and $1,261,900 and $671,200 for the three months ended March 31, 2015 and 2014, respectively. We expect to report an operating loss on a consolidated basis for the year ended December 31, 2015. In subsequent reporting periods, if revenues grow more slowly than anticipated, or if aggregate operating expenses exceed expectations, we will continue to be unprofitable. Even if we become profitable, we may be unable to sustain such profitability.hopTo is subject to the risks of new software products in development and any failure to successfully commercially launch hopTo could have a material negative impact on us.

hopTo is subject to the risks of new software products in development and any failure to successfully commercially launch hopTo could have a material negative impact on us.

During April 2013, we launched the first public release of hopTo through Apple’s App Store and on November 14, 2013 we launched the first commercial version of hopTo through Apple’s App Store. The releases are targeted at Apple’s tablet devices, the iPad and the iPad Mini. On November 10, 2014 we launched the first commercial version of hopTo Work through Apple’s App store.

Future releases will be targeted at other devices such as Apple’s iPhone, as well as competing devices such as those based on Google’s Android platform. There is no assurance that we will be able to develop a commercially viable version of our hopTo product, or that we may be able to successfully penetrate into its perceived marketplace. Any failure to develop a commercially viable version or to successfully penetrate into the market could have a material negative impact on our results of operations, financial position and cash flow.

hopTo and hopTo Work are new products in development. As such they face both development and market risks. Our development timetable could be adversely impacted by technical challenges that take longer than expected to resolve or third party delays, such as qualification standards imposed by companies such as Apple Inc. in the administration of the Apple app store. Even a successful and timely launch on app stores does not assure wide-scale adoption of a new product given the extremely competitive market for new productivity applications and the changing and difficult to ascertain demands of our target customers and users. In addition, we must develop a successful pricing policy to economically benefit from our development investments. Pricing policies are subject to considerable variation and require a high degree of judgment, and any significant failure to appropriately price our products could limit or even prevent our ability to effectively compete and profit from those products.

Our revenue is typically generated from a limited number of significant customers.

A material portion of our revenue, all of which is currently derived from our GO-Global products, during any reporting period is typically generated from a limited number of significant customers, all of which are unrelated third parties. We categorize our customers into three broad categories for revenue recognition purposes: stocking resellers, non-stocking resellers and direct end users. If any of our significant non-stocking resellers or direct end users reduce their order level or fail to order during a reporting period, our revenue could be materially adversely impacted because we recognize revenue on sales to these customers upon product delivery, assuming all other revenue recognition criteria have been met.

Our significant stocking resellers are typically ISVs who have bundled our products with theirs to sell as Web-enabled versions of their products. These customers maintain inventories of our products for resale, and we do not recognize revenue until our products are resold to end users, assuming all other revenue recognition criteria have been met. If these customers decide to maintain a lower level of inventory in the future and/or they are unable to sell their inventory to end users as quickly as they have in the past, our revenue and business could be materially adversely impacted.

If we are unable to develop new products and enhancements to our existing products, our business, results of operations, financial condition, and cash flows could be materially adversely impacted.

The market for our products and services is characterized by:

●	frequent new product and service introductions and enhancements;

●	rapid technological change;
●	evolving industry standards;
●	fluctuations in customer demand; and
●	changes in customer requirements.

Our future success depends on our ability to continually enhance our current products and develop and introduce new products that our customers choose to buy. If we are unable to satisfy our customers’ demands and remain competitive with other products that could satisfy their needs by introducing new products and enhancements, our business, results of operations, financial condition, and cash flows could be materially adversely impacted. Our future success could be hindered by, among other factors:

●	the amount of cash we have available to fund investment in new products and enhancements;
●	delays in our introduction of new products and/or enhancements of existing products;
●	delays in market acceptance of new products and/or enhancements of existing products; and
●	a competitor’s announcement of new products and/or product enhancements or technologies that could replace or shorten the life cycle of our existing products.

For example, sales of our GO-Global Windows Host software could be affected by the announcement from Microsoft of the intended release, and the subsequent actual release, of a new Windows-based operating system, or an upgrade to a previously released Windows-based operating system version. These new or upgraded systems may contain similar features to our products or they could contain architectural changes that would temporarily prevent our products from functioning properly within a Windows-based operating system environment.

Our operations consume cash and we may need to raise additional capital in the future to fund our continued operating needs.

As of March 31, 2015, our cash balance was $1,971,800, as compared with $1,557,100 as of December 31, 2014, an increase of $414,700, or 26.6%. The increase primarily resulted from the cash provided by the payment received for a $1.5 million stocking order from one of our Go- Global ISV resellers. Such receipts were partially offset by the cash we used in our operations.

Based on our cash on hand as of March 31, 2015, the anticipation of continued revenue from our legacy GO-Global business, and the anticipation of revenue from our hopTo Work product, we believe that we will have sufficient liquidity to support our operational plans for the next twelve months; however; implementation of our business plans for hopTo Work for the next twelve months will require capital from issuances of debt or equity, or significant revenue from our recently launched hopTo Work product.

There can be no assurance of new revenue from new or existing product lines or additional capital from debt or equity issuances. In addition, issuances of new capital stock would dilute existing stockholders and may give the purchasers of new capital stock additional rights, preferences and privileges relative to existing stockholders. There can be no assurance that additional capital necessary for full execution of our hopTo business strategy will be available on a timely basis, on reasonable terms or at all.

Sales of products within our GO-Global product families are likely to be our primary source of revenue during 2014.

Although we believe that we will begin to generate revenue through sales of hopTo Work during 2015, we anticipate that sales of products within our GO-Global product families, and related enhancements, will be our primary source of revenue during 2015. The success, if any, of our new GO-Global releases may depend on a number of factors, including market acceptance of the new GO-Global releases and our ability to manage the risks associated with introducing such releases. Declines in demand for our GO-Global products could occur as a result of, among other factors:

●	lack of success with our strategic partners;
●	new competitive product releases and updates to existing competitive products;
●	decreasing or stagnant information technology spending levels;
●	price competition;
●	technological changes; or
●	general economic conditions in the markets in which we operate.

If our customers do not continue to purchase GO-Global products as a result of these or other factors, our revenue would decrease and our results of operations, financial condition, and cash flows would be adversely affected.

Our operating results in one or more future periods are likely to fluctuate significantly and may fail to meet or exceed the expectations of investors.

Our operating results are likely to fluctuate significantly in the future on a quarterly and annual basis due to a number of factors, many of which are outside our control. Factors that could cause our operating results and therefore our revenues to fluctuate include the following, among other factors:

●	our ability to maximize the revenue opportunities of our patents;
●	variations in the size of orders by our customers;
●	increased competition; and
●	the proportion of overall revenues derived from different sales channels such as distributors, original equipment manufacturers (“OEMs”) and others.

In addition, our royalty and license revenues are impacted by fluctuations in OEM licensing activity from quarter to quarter, which may involve one-time orders from non-recurring customers, or customers who order infrequently. Our expense levels are based, in part, on expected future orders and sales; therefore, if orders and sales levels are below expectations, our operating results are likely to be materially adversely affected. Additionally, because significant portions of our expenses are fixed, a reduction in sales levels may disproportionately affect our net income. Also, we may reduce prices and/or increase spending in response to competition or to pursue new market opportunities. Because of these factors, our operating results in one or more future periods may fail to meet or exceed the expectations of investors. In that event, the trading price of our common stock would likely be adversely affected.

We will encounter challenges in recruiting, hiring and retaining new personnel and/or replacements for any members of key management or other personnel who depart.

Our success and business strategy is dependent in large part on our ability to attract and retain key management and other personnel in certain areas of our business. If any of these employees were to leave, we would need to attract and retain replacements for them. We have lost employees, including at the officer level and in our new products engineering group, in the past. Without a successful replacement, the loss of the services of one or more key members of our management group and other key personnel could have a material adverse effect on our business.

With the exception of the employment agreement we entered into with our Chief Executive Officer during 2013, we do not have long-term employment agreements with any of our key personnel and any officer or other employee can terminate their relationship with us at any time. We may also need to add key personnel in the future, in order to successfully implement our business strategies. The market for such qualified personnel is highly competitive and it includes other potential employers whose financial resources for such qualified personnel are more substantial than ours. Consequently, we could find it difficult to attract, assimilate or retain such qualified personnel in sufficient numbers to successfully implement our business strategies.

Our failure to adequately protect our proprietary rights may adversely affect us.

Our commercial success is dependent, in large part, upon our ability to protect our proprietary rights. We rely on a combination of patent, copyright and trademark laws, and on trade secrets and confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures afford only limited protection. We cannot assure you that measures we have taken or may take in the future will be adequate to protect us from misappropriation or infringement of our intellectual property. Despite our efforts to protect proprietary rights, it may be possible for unauthorized third parties to copy aspects of our products or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our intellectual property or other proprietary rights as fully as do the laws of the United States. Furthermore, we cannot assure you that the existence of any proprietary rights will prevent the development of competitive products. The infringement upon, or loss of, any proprietary rights, or the development of competitive products despite such proprietary rights, could have a material adverse effect on our business.

Our business significantly benefits from strategic relationships and there can be no assurance that such relationships will continue in the future.

Our business and strategy relies to a significant extent on our strategic relationships with other companies. There is no assurance that we will be able to maintain or further develop any of these relationships or to replace them in the event any of these relationships are terminated. In addition, any failure to renew or extend any license between any third party and us may adversely affect our business.

We rely on indirect distribution channels for our products and may not be able to retain existing reseller relationships or to develop new reseller relationships.

Our GO-Global and hopTo Work products are primarily sold through several distribution channels. An integral part of our strategy is to strengthen our relationships with resellers such as OEMs, systems integrators, VARs, distributors and other vendors to encourage these parties to recommend or distribute our products and to add resellers both domestically and internationally. We currently invest, and intend to continue to invest, significant resources to expand our sales and marketing capabilities. We cannot assure you that we will be able to attract and/or retain resellers to market our products effectively. Our inability to attract resellers and the loss of any current reseller relationships could have a material adverse effect on our business, results of operations, financial condition, and cash flows. Additionally, we cannot assure you that resellers will devote enough resources to provide effective sales and marketing support to our products.

The market in which we participate is highly competitive and has more established competitors.

The markets we participate in with GO-Global and hopTo Work are intensely competitive, rapidly evolving and subject to continuous technological changes. We expect competition to increase in each of these markets as other companies introduce additional competitive products. In order to compete effectively, we must continually develop and market new and enhanced products and market those products at competitive prices. As markets for our products continue to develop, additional companies, including companies in the computer hardware, software and networking industries with significant market presence, may enter the markets in which we compete and further intensify competition. A number of our current and potential competitors have longer operating histories, greater name recognition and significantly greater financial, sales, technical, marketing and other resources than we do. We cannot give any assurance that our competitors will not develop and market competitive products that will offer superior price or performance features, or that new competitors will not enter our markets and offer such products. We believe that we will need to invest significant financial resources in research and development to remain competitive in the future in each of the markets in which we compete. Such financial resources may not be available to us at the time or times that we need them, or upon terms acceptable to us, or at all. We cannot assure you that we will be able to establish and maintain a significant market position in the face of our competition and our failure to do so would adversely affect our business.

Risks Related to Our Common Stock

Our stock is thinly traded and its price has been historically volatile.

Our stock is thinly traded. As such, holders of our stock are subject to a high risk of illiquidity, e.g., you may not be able to sell as many shares at the price you would like, or you may not be able to purchase as many shares at the price you would like, due to the low average daily trading volume of our stock. Additionally, the market price of our stock has historically been volatile; it has fluctuated significantly to date. The trading price of our stock is likely to continue to be highly volatile and subject to wide fluctuations. Your investment in our stock could lose some or all of its value.

Future sales of our common stock could adversely affect its price and our future capital-raising activities, and could involve the issuance of additional equity securities, which would dilute current shareholder investments in our common stock and could result in lowering the trading price of our common stock.

We may sell securities in the public or private equity markets if and when conditions are favorable. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital. We may issue additional common stock in future financing transactions or as incentive compensation for our management team and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. The market price for our common stock could decrease as the market takes into account the dilutive effect of any of these issuances. Furthermore, we may enter into financing transactions and issue securities with rights and preferences senior to the rights and preferences of our common stock, and we may issue securities at prices that represent a substantial discount to the market price of our common stock. A negative reaction by investors and securities analysts to any discounted sale of our equity securities could result in a decline in the trading price of our common stock.

We have a significant number of outstanding warrants and options, and future sales of these shares could adversely affect the market price of our common stock.

As of March 31, 2015 and December 31, 2014, we had outstanding warrants for an aggregate of 21,174,274 shares of common stock at weighted average exercise prices of $0.46 per share for both periods. As of March 31, 2015 and December 31, 2014, we had outstanding options exercisable for an aggregate of 10,210,499 and 10,287,999 shares of common stock, respectively, at weighted average exercise prices of $0.18 per share for both periods. The holders may sell these shares exercisable under warrants or options in the public markets from time to time. In addition, as our stock price rises, more outstanding warrants and options will be “in-the-money” and the holders may exercise their warrants and options and sell a large number of shares. This could cause the market price of our common stock to decline. In addition, under the terms of the 2014 Private Placement, we issued 5,650,001 warrants at an exercise price of $0.40 per share.

Our common stock is quoted on the FINRA OTC Bulletin Board, which may have an unfavorable impact on our stock price and liquidity.

Our common stock is currently quoted under the symbol “HPTO” on the FINRA OTC Bulletin Board market (“OTC Bulletin Board”) operated by FINRA (Financial Industry Regulatory Authority) and on the OTC Markets’ QB tier. Neither the OTC Bulletin Board nor the OTC QB tier is a “national securities exchange,” nor do either of them have any listing standards to which we are bound, and in general, each is a significantly more limited market than the markets operated by the New York Stock Exchange and NASDAQ. The quotation of our shares on the OTC Bulletin Board and the OTC Markets’ QB tier could result in a less liquid market being available for existing and potential stockholders to trade shares of our common stock, which could depress the trading price of our common stock and have a long-term adverse impact on our ability to raise capital in the future. Because of the limited trading market for our common stock, and because of the significant price volatility, investors may not be able to sell their shares of common stock when they want to do so.

FINRA’s sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA’s requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

We have never paid dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid dividends on our common stock, nor do we anticipate paying any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the operations and expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon the earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by our board of directors.

Provisions in our amended and restated certificate of incorporation and second amended and restated bylaws and applicable Delaware law may prevent or discourage third parties or our stockholders from attempting to replace our management or influencing significant decisions.

Provisions in our amended and restated certificate of incorporation and second amended and restated bylaws may have the effect of delaying or preventing a change in control of our company or our management, even if doing so would be beneficial to our stockholders. These provisions include authorizing our board of directors to issue preferred stock without stockholder approval and limiting the persons who may call special meetings of stockholders and providing that stockholders cannot take action by written consent in lieu of a meeting. As a Delaware corporation, we are also subject to section 203 of the Delaware General Corporation Law (“DGCL”), which among other things, and subject to various exceptions, restricts against certain business transactions between a corporation and a stockholder owning 15% or more of the corporation’s outstanding voting stock (“an interested stockholder”) for a period of three years from the date the stockholder becomes an interested stockholder unless our board of directors approved the holder’s acquisition of our stock in advance. Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

A large number of shares may be sold in the market as part of or following this offering, which may depress the market price of our common stock.

A large number of shares may be sold in the market following this offering, which may depress the market price of our common stock. Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares.

As of May 11, 2015, we had 117,428,986 shares of our common stock outstanding. Upon completion of this offering and assuming the sale of all 20,605,001 shares initially subject to the warrants issued in the offering by the selling stockholders pursuant to this prospectus, we will have 138,033,987 shares of our common stock outstanding.

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of the shares of common stock offered by the selling stockholders. We will, however, receive the exercise price of any warrants exercised for cash. To the extent that we receive cash upon exercise of any warrants, we expect to use that cash for working capital and general corporate purposes, including development, marketing, and monetization of our hopTo platform.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is quoted on the OTC QB tier under the symbol “HPTO”.

The following table sets forth, for the periods indicated, the high and low closing sales price of our common stock.

2015:	High	Low
First Quarter	$0.24	$0.12
Second Quarter (through May 18, 2015)	0.15	0.11
2014:
First Quarter	$0.38	$0.20
Second Quarter	0.26	0.10
Third Quarter	0.16	0.09
Fourth Quarter	0.16	0.09
2013:
First Quarter	$0.63	$0.26
Second Quarter	0.74	0.27
Third Quarter	0.56	0.31
Fourth Quarter	0.60	0.36

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

On May 4, 2015, there were 143 holders of record of our common stock. The number of record holders of our common stock does not include beneficial owners holding shares through nominee names.

On May 18, 2015, the closing sales price of our common stock was $0.14 per share.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock, nor do we anticipate paying any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the operations and expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon the earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by the board of directors.

SELLING STOCKHOLDERS

On September 1, 2011, we entered into a securities purchase agreement with a limited number of institutional and retail investors, all of whom were “accredited investors” within the meaning of Rule 501 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which we issued and sold for cash 35,500,000 shares of our common stock at a purchase price of $0.20 per share, resulting in our receipt of gross proceeds of $7.1 million (the “2011 private placement”). We also issued warrants to the investors for no additional consideration to purchase an aggregate of 17,750,000 shares of common stock at an exercise price of $0.26 per share and exercisable until September 1, 2016. MDB Capital Group, LLC acted as our exclusive placement agent in connection with the 2011 private placement, for which it received, among other consideration, warrants to purchase 3,550,000 and 1,775,000 shares of our common stock at $0.20 and $0.26 per share, respectively.

On June 17, 2013, we entered into, and subsequently consummated, an Exercise Agreement (the “Exercise Agreement”) with five of the largest investors in the 2011 private placement, providing for the exercise for cash by such investors of warrants to purchase an aggregate of 9 million shares of our common stock.  We received cash proceeds of $2.34 million as a result of the warrants exercised.  In consideration for the early exercise of these warrants, we issued to the exercising holders an aggregate of 4.5 million new warrants to purchase common stock at an exercise price of $1.00 per warrant, with a term of five years from issuance (the “New Warrants”).  On August 9, 2013, we consummated an offer to exercise warrants (the “Offer to Exercise”) made to holders of warrants issued in the 2011 private placement who were not parties to the Exercise Agreement.  We were obligated to conduct the Offer to Exercise under the terms of the Exercise Agreement.  In connection with the Offer to Exercise, warrants to purchase an aggregate of 305,000 shares of our common stock were exercised for which we received cash proceeds of $64,000 and we issued to participating warrant holders an aggregate of 152,500 New Warrants.

On January 7, 2014, we entered into a securities purchase agreement (the "2014 Agreement"), with a limited number of "accredited investors" within the meaning of Rule 501 promulgated under the Securities Act, pursuant to which we issued and sold for cash units consisting of an aggregate of 11,299,999 shares of our common stock and warrants to purchase an aggregate of 5,650,001 shares of our common stock (the 2014 private placement”). The purchase price was $0.30 per unit. The warrants have an exercise price of $0.40 per share and are exercisable from January 7, 2014 through January 7, 2019. We received gross proceeds of $3,390,000 from this placement.

We are registering the resale or other disposition by the selling stockholders of certain common stock sold to the investors in the offerings:

●	common stock issuable or originally issuable upon exercise of the warrants issued to the investors and the placement agent in the 2011 private placement,
●	common stock issuable or originally issuable upon exercise of the warrants issued to the investors as a result of the Exercise Agreement and Offer to Exercise, and
●	common stock issuable or originally issuable upon exercise of the warrants issued to the investors,

each as required by the terms of registration rights agreements entered into between us and these selling stockholders. We have agreed to pay all expenses and costs to comply with our obligation to register the selling stockholders’ shares of common stock. We have also agreed to indemnify and hold harmless the selling stockholders against certain losses, claims, damages or liabilities, joint or several, arising under the Securities Act.

The information in the table and the footnotes to the table have been provided to us by the selling stockholders. The last column of this table assumes the sale of all of the shares of common stock offered by this prospectus. The registration of the offered shares does not mean that any or all of the selling stockholders will offer or sell any of these shares. Each selling stockholder’s percentage of ownership of our outstanding shares in the table below, calculated as of May 11, 2015, is based upon 117,428,986 shares of common stock outstanding and as further adjusted to give effect to the offering as noted in the footnotes in the table below.  Except as set forth in the notes to this table, there is not nor has there been a material relationship between us and any of the selling stockholders within the past three years.

	Number of Shares Beneficially	Common Stock Offered by Selling	Shares Beneficially Owned After Offering (2)
Name of Selling Stockholder	Owned	Stockholder (1)	Number	Percent
AWM Investment Company (3)	9,899,700	1,375,000	8,524,700	6.2%
Aaron Grunfeld	96,857	37,500	59,357	*
ACT Capital Management LLP (4)	62,500	62,500	-	-
ACT Capital Partners LP (4)	250,000	250,000	-	-
Alex Zapanta (5)	15,000	15,000	-	-
Amir L. Ecker	250,000	250,000	-	-
Anthony DiGiandomenico (5)	532,500	532,500	-	-
Compass Global Management, Ltd. (6)	1,000,000	1,000,000	-	-
David Byrne (16)	159,750	159,750	-	-
David R. Morgan	312,500	312,500	-	-
David R. Wilmerding, III (7)	10,721,074	1,500,000	9,221,074	6.7%
Warberg WF III LP (8)	250,000	250,000	-	-
Erick Richardson Jr.	125,000	125,000	-	-
Gary Schuman (5)	63,750	33,750	30,000	*
George Brandon (5)	234,375	234,375	-	-
Goldman Partners LP (9)	4,666,667	1,666,667	3,000,000	2.2%
James Tierney	75,000	25,000	50,000	*
JMI Holdings, LLC (2011 Family Series) (10)	5,000,000	1,666,667	3,333,333	2.8%
JMW Fund, LLC (11)	2,000,000	666,667	1,333,333	*
Jon C. Baker Family, LLC (12)	9,507,000	1,250,000	8,257,000	6.0%
Kepmen Capital (13)	175,000	125,000	50,000	*
Kevin Cotter (5)	234,375	234,375	-	-
Kleemann Family 2004 Revocable Trust (14)	235,000	235,000	-	-
London Family Trust, Robert S. London TTEE (15)	6,808,597	375,000	6,433,597	4.7%
MDB Capital Group LLC (16)	834,250	834,250	-	-
Neal Goldman	1,750,000	250,000	1,500,000	1.1%
OTA LLC (17) (18)	868,500	868,500	-	-
Peter Conley (5)	547,500	547,500	-	-
Ponte Vedra Partners, Ltd. (19)	250,000	250,000	-	-
R & A Chade Family Trust DTD May 26-1999, Richard and Anthea Chade TTEES (20)	375,000	125,000	250,000	*
Richland Fund, LLC (11)	1,000,000	333,333	666,667	*
Robert Clifford (5)	1,247,500	747,500	500,000	*
Rodney Baber (21)	625,000	625,000	-	-
San Gabriel Fund, LLC (11)	2,000,000	666,667	1,333,333	*
Strome Alpha Offshore Limited (22)	1,250,000	1,250,000	-	-
Tamalpais Master Fund Ltd. (23)	1,875,000	625,000	1,250,000	*
Thomas L. Wallace	500,000	250,000	250,000	*
Wall Street Capital Partners (24)	2,400,000	400,000	2,000,000	1.4%
Wiley Pickett	375,000	125,000	250,000	*
William S. Lapp	75,000	75,000	-	-
Yellowstone Pioneer Enterprises, LLC (25)	250,000	250,000	-	-

*	Denotes less than 1%

(1)	Except as indicated in the footnotes below, all of such shares being offered under this prospectus are issuable upon exercise of warrants owned by the applicable selling shareholder.
(2)

Assumes shares of common stock outstanding following completion of this offering, based on (i) 117,428,986 shares of common stock outstanding as of May 11, 2015, (ii) the assumed prior exercise and sale of 20,605,001 shares offered under this prospectus issuable upon exercise of warrants to acquire common stock and (iii) assumes no other shares of common stock are issued by the Company or exercised under other warrants or options for common stock.

(3)

Based on information contained in a Schedule 13G/A filed by Austin Marxe and David Greenhouse on February 4, 2015, such stockholders have shared voting and dispositive power over shares of common stock held by Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P.

(4)	Amir Ecker and Carol Frankenfield have shared voting and dispositive power over such shares.
(5)	The selling stockholder is, or previously was, an affiliate, employee, or former employee of MDB Capital Group LLC, a broker-dealer, who acted as the placement agent in the 2011 private placement.
(6)	Thomas Wallace has voting and dispositive power over such shares.
(7)	Based on information contained in a Schedule 13G/A filed by David Wilmerding on February 9, 2015, and information known to us.
(8)	Daniel Warsh and Jonathan Blumberg share voting and dispositive power over such shares.
(9)	Neal Goldman has voting and dispositive power over such shares.
(10)

El Camino Advisors, LLC is the manager of JMI Holdings, LLC (2001 Family Series). Charles E. Noell, III, John J. Moores and Bryant W. Burke are members of El Camino Advisors, LLC, the manager of JMI Holdings, LLC (2001 Family Series), and may be deemed the beneficial owners (due to voting and investment power) of the shares beneficially owned by El Camino Advisors, LLC and JMI Holdings, LLC (2001 Family Series). Messrs. Noell, Moores and Burke disclaim beneficial ownership of the shares beneficially owned by El Camino Advisors, LLC and JMI Holdings, LLC (2001 Family Series), except to the extent of their respective pecuniary interests therein.

(11)	Justin Yorke has voting and dispositive power over such shares.
(12)	Based on information contained in a Schedule 13G/A filed by Jon C. Baker on February 9, 2015, and information known to us, Jon Baker has voting and dispositive power over such shares.
(13)	Martin Regan has voting and dispositive power over such shares.
(14)	Robert Kleemann has voting and dispositive power over such shares.
(15)	Robert London has voting and dispositive power over such shares.
(16)

Christopher Marlett, Chairman and Chief Executive Officer of MDB Capital Group LLC, has voting and dispositive power over such shares. MDB Capital Group LLC, a broker-dealer, was the placement agent of the private placement that we completed on September 1, 2011.

(17)	Ira M. Leventhal has voting and dispositive power over such shares.
(18)	Assignee of MDB Capital Group LLC.
(19)	Peter Massanisso has voting and dispositive power over such shares.
(20)	Richard and Anthea Chade have shared voting and dispositive power over such shares.
(21)	Includes 180,000 additional shares controlled by Rodney Baber in his capacity as trustee of certain trusts for the benefit of two of his children.
(22)	Mark Strome has voting and dispositive power over such shares.
(23)	Steven Ledger has voting and dispositive power over such shares. Mr. Ledger is a former director of our company.
(24)	Jeffrey Kone has voting and dispositive power over such shares.
(25)	Linda Rosen has voting and dispositive power over such shares.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the date the registration statement of which this Prospectus is part is declared effective by the SEC;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling stockholders to sell a specified number of each shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker- dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants and we intend to use such proceeds, if any, for working capital and general corporate purposes, including development, marketing and monetization of our hopTo platform.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been sold, or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act, or (3) in the case of shares underlying warrants issued in the 2014 private placement, the second anniversary of the closing date.

DESCRIPTION OF OUR SECURITIES

The following is a brief description of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of our amended and restated certificate of incorporation, as amended, or our certificate of incorporation, and our second amended and restated bylaws, or our bylaws, copies of which have been filed with the SEC and are also available upon request from us, and is also qualified by the General Corporation Law of the State of Delaware.

Common Stock

We are currently authorized to issue up to 195,000,000 shares of our common stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.01 par value. As of May 11, 2015, 117,428,986 shares of our common stock were issued and outstanding, and, as of May 4, 2015, held of record by 143 persons, and no shares of preferred stock were issued and outstanding.

Holders of shares of our common stock are entitled to such dividends as may be declared from time to time by the board in its discretion, on a ratable basis, out of funds legally available therefrom, and to a pro rata share of all assets available for distribution upon liquidation, dissolution or other winding up of our affairs. All of the outstanding shares of our common stock are fully paid and non-assessable.

Warrants

The material terms of the warrants issued by the Company are as follows:

•	warrants to purchase an aggregate 5,650,001 shares of our common stock are exercisable at $0.40 per share and expire on January 7, 2019; and

•	warrants to purchase an aggregate 169,273 shares of our common stock are exercisable at $0.50 per share and expire on September 18, 2018; and

•	warrants to purchase an aggregate of 4,500,000 shares of our common stock are exercisable at $1.00 per share and expire on June 17, 2018; and

•	warrants to purchase an aggregate 152,500 shares of our common stock are exercisable at $1.00 per share and expire on August 9, 2018; and

•	warrants to purchase an aggregate of 8,262,500 shares of our common stock are exercisable at $0.26 per share and expire on September 1, 2016; and

•	warrants to purchase an aggregate of 2,040,000 shares of our common stock are exercisable at $0.20 per share and expire on September 1, 2016; and

•	warrants to purchase an aggregate 400,000 shares of our common stock are exercisable at $0.26 per share and expire on October 11, 2016.

The exercise prices of the warrants are subject to adjustment upon the occurrence of certain events, such as a split- up or combination of our common stock and a reorganization or merger to which we are a party. In addition, the exercise prices of warrants issued to purchase an aggregate of 3,815,000 shares of our common stock are also subject to adjustment upon the issuance of our common stock at a price below the exercise price of such warrants.

Preferred Stock

Our certificate of incorporation permits us to issue up to 5,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. We currently have no shares of preferred stock outstanding.

Subject to the limitations prescribed in our certificate of incorporation and under Delaware law, our certificate of incorporation authorizes the board of directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. Although our board of directors has no present intention to issue any additional preferred stock, the issuance of preferred stock could adversely affect the rights of holders of our common stock, including with respect to voting, dividends and liquidation, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. Such issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

The following is a summary of certain provisions of Delaware law, our certificate of incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our certificate of incorporation and bylaws.

Effect of Delaware Anti-Takeover Statute. We are subject to the provisions of section 203 of the Delaware law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

Classified Board of Directors; Removal. Pursuant to our certificate of incorporation, the number of directors is fixed by our board of directors. Our directors are divided into three classes, each class to serve a three-year term and to consist as nearly as possible of one third of the total number of directors. Vacancies on our board of directors may be filled by a majority of the remaining members of the board of directors, even if less than a quorum, and a director may only be removed from office by stockholders upon the approval of holders of at least 66 2/3% of the outstanding shares entitled to vote at an election of directors.

Stockholder Meetings; Bylaws. Our certificate of incorporation provides that any action taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be taken by written consent instead of a meeting. In addition, our certificate of incorporation provides that a special meeting of stockholders may be called only by the board of directors or the holders of at least 50% of the outstanding shares of capital stock. Our bylaws may be amended either by the board of directors or the holders of at least 66 2/3% of the entitled to vote at an election of directors.

Limitation of Liability

As permitted by the General Corporation Law of the State of Delaware, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock; and

•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our certificate of incorporation provides for the indemnification of our directors and officers to the fullest extent authorized by, and subject to the conditions set forth in the Delaware law.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 10038.

LEGAL MATTERS

The validity of the common stock being offered hereby has been passed upon by Manatt, Phelps & Phillips, LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of the Company at December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014, have been incorporated by reference in this prospectus in reliance upon the report of Macias Gini & O’Connell LLP, independent registered public accounting firm, incorporated by reference in this prospectus and upon authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Copies of such periodic reports, proxy statements and other information are available for inspection without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of these filings may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. Our SEC File Number is 000-21683. The information incorporated by reference is considered to be part of this prospectus. The documents we are incorporating by reference are as follows (excluding any document, or portion thereof, to the extent such disclosure is furnished and not filed):

•

our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 31, 2015, as amended by Amendment No. 1 to our Annual Report on Form 10-K/A filed with the SEC on April 30, 2015; and

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed with the SEC on May 15, 2015.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such prior statement.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents which we incorporate by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests should be directed to: hopTo Inc., 1919 S. Bascom Avenue, Suite 600, Campbell, CA 95008; our phone number is 1-800-472-7466. A copy of any or all of the foregoing documents which we incorporate by reference in this prospectus may be accessed on our corporate Internet Website http://www.hopTo.com (click the “Investors” link and then the “SEC Filings” link).

HOPTO INC.

PROSPECTUS

20,605,001 shares of
Common Stock

                         , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth various expenses that will be incurred in connection with this offering as it relates to this Registration Statement:

SEC Filing Fee	$1,816
State Securities Filing Fees	2,000	*
Legal Fees and Expenses	20,000	*
Accounting Fees and Expenses	10,000	*
Printing Expenses	1,000	*
Miscellaneous Expenses	1,184	*
Total	$36,000	*

*	Estimated

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent of such corporation. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, or vote of stockholders or disinterested directors or otherwise. Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent authorized by, and subject to the conditions set forth in the Delaware law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation for certain limitations on a director being personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The Company’s certificate of incorporation provides for such elimination of liability to provide that the Company’s directors shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock; and

•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Item 15. Recent Sales of Unregistered Securities

During the three months ended March 31, 2015, restricted stock awards for an aggregate 225,000 shares of common stock, at a weighted average award date fair market value of $0.16 per share, were awarded. During the year ended December 31, 2014, restricted stock awards for an aggregate 4,372,000 shares of common stock, at a weighted average award date fair market value of $0.16 per share, were awarded. The grant of such restricted stock awards was not registered under the Securities Act of 1933, because the restricted stock awards were offered and sold in a transaction not involving a public offering, exempt from registration under the Securities Act pursuant to section 4(2).

On January 7, 2014, we entered into a securities purchase agreement (the “Agreement”), with a limited number of “accredited investors” within the meaning of Rule 501 promulgated under the Securities Act of 1933, pursuant to which we issued and sold for cash units consisting of an aggregate of 11,299,999 shares of our common stock and warrants to purchase an aggregate 5,650,001 shares of our common stock. The purchase price was $0.30 per unit. The warrants have an exercise price of $0.40 per share and are exercisable from January 7, 2014 through January 7, 2019. We offered and sold our shares and warrants without registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act and in compliance with Rule 506 of Regulation D promulgated thereunder.

During the year ended December 31, 2013, restricted stock awards for an aggregate 1,867,500 shares of common stock, at a weighted average award date fair market value of $0.44 per share, were awarded to certain non- executive employees. The grant of such restricted stock awards was not registered under the Securities Act of 1933, because the restricted stock awards were offered and sold in a transaction not involving a public offering, exempt from registration under the Securities Act pursuant to section 4(2).

Effective September 18, 2013, we entered into a consulting agreement with an investor relations firm to provide us with a variety of investor relations services. As part of their compensation, we issued to them a warrant to purchase 312,500 shares of our common stock at an exercise price of $0.50 per share. On February 11, 2014, we served notice to them that we were cancelling our consulting agreement with them, effective April 11, 2014. Under the terms of the consulting agreement, 169,273 of the warrants that had been issued to them were vested as of the cancellation date, and 143,227 unvested warrants were forfeited. The issuance of such warrant and common stock upon exercise and the issuance of such warrant was not registered under the Securities Act of 1933 because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and/or in compliance with Rule 506 thereunder.

On August 9, 2013, we consummated an offer to exercise warrants (the “Offer to Exercise”) made to holders of warrants issued in the 2011 Transaction who were not parties to the Exercise Agreement. We were obligated to conduct the Offer to Exercise. In connection with the Offer to Exercise, warrants to purchase an aggregate of 305,000 shares of our common stock were exercised for which we received cash proceeds of $64,000. In consideration for the early exercise of these warrants, we issued an aggregate of 152,500 New Warrants at an exercise price of $1.00 per warrant, with a term of five years from issuance. Each of the warrant holders represented to us that there were “accredited investors.” The issuance of such common stock upon exercise and the issuance of the New Warrants was not registered under the Securities Act of 1933 because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and in compliance with Rule 506 thereunder.

On June 17, 2013, we entered into, and subsequently consummated, an Exercise Agreement (the “Exercise Agreement”) with five of the largest investors in our September 1, 2011 private placement of common stock and warrants (the “2011 Transaction”), providing for the exercise for cash by such investors of warrants to purchase an aggregate of 9 million shares of our common stock. We received cash proceeds of $2.34 million as a result of the warrants exercised. In consideration for the early exercise of these warrants, we issued to the exercising holders an aggregate of 4.5 million new warrants to purchase common stock at an exercise price of $1.00 per warrant, with a term of five years from issuance (the “New Warrants”). Each of the warrant holders represented to us that there were “accredited investors.” The issuance of such common stock upon exercise and the issuance of the New Warrants was not registered under the Securities Act of 1933 because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and in compliance with Rule 506 thereunder.

Item 16. Exhibits

(a)	Exhibits. The exhibits are incorporated by reference from the Exhibit Index attached hereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede of modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell, State of California, on the 19th day of May, 2014.

HOPTO INC.

By: /s/ ELDAD EILAM

Eldad Eilam

President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ ELDAD EILAM	Chief Executive Officer, President and Director	May 19, 2015
Eldad Eilam	(Principal Executive Officer)

/s/ JEAN-LOUIS CASABONNE	Chief Financial Officer	May 19, 2015
Jean-Louis Casabonne	(Principal Financial Officer and Principal Accounting Officer)

*	Director	May 19, 2015
Sam M. Auriemma

*	Director	May 19, 2015
Michael A. Brochu

*	Director	May 19, 2015
John Cronin

*	Director	May 19, 2015
Jeremy E. Verba

*
Ashfaq Munshi	Director	May 19, 2015

*By: /s/ ELDAD EILAM
Eldad Eilam
Attorney-in-fact.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Amended and Restated Certificate of Incorporation of Registrant, as amended (1)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of GraphOn Corporation (19)
3.3	Second Amended and Restated Bylaws of Registrant (2)
4.1	Form of certificate evidencing shares of common stock of Registrant (3)
4.2	Form of Warrant issued on September 1, 2011 (4)
4.3	Warrant to Purchase Common Stock, dated October 11, 2011 (5)
4.4	Exercise Agreement, dated June 17, 2013 (including Allonge to 2011 warrants) (20)
4.5	Form of New Warrant issued on June 17, 2013 (20)
4.6	Registration Rights Agreement, dated June 17, 2013 (20)
4.7	Form of Warrant issued on January 7, 2014 (21)
4.8	Registration Rights Agreement, dated January 7, 2014 (21)
5.1	Opinion of Manett, Phelps & Phillips, LLP**
10.1*	Restricted Stock Agreement (1 of 2) with Eldad Eilam dated August 15, 2012 (15)
10.2*	Restricted Stock Agreement (2 of 2) with Eldad Eilam dated August 15, 2012 (15)
10.3*	Restricted Stock Agreement with Christoph Berlin dated August 15, 2012 (15)
10.4*	Restricted Stock Agreement with Robert Dixon dated August 15, 2012 (15)
10.5	Separation Agreement, dated April 12, 2012, between Registrant and Robert Dilworth (14)
10.6	Release, dated April 12, 2012, between Registrant and Robert Dilworth (14)
10.7	1998 Stock Option/Stock Issuance Plan of Registrant (7)
10.8	Supplemental Stock Option Agreement, dated as of June 23, 2000 (7)
10.9	2005 Equity Incentive Plan (8)
10.10	2008 Equity Incentive Plan, as Amended (9)
10.11*	Employment Agreement, dated August 21, 2013, by and between Registrant and Eldad Eilam (16)
10.12*	Director Severance Plan (11)
10.13*	Key Employee Severance Plan (11)
10.14	Securities Purchase Agreement, dated September 1, 2011 (4)
10.15	Form of Registration Rights Agreement, dated September 1, 2011 (4)
10.16(a)*	Engagement Agreement, dated October 11, 2011, by and between Registrant and ipCapital Group, Inc. (5)
10.16(b)*	First Addendum to the Engagement Agreement by and between Registrant and ipCapital Group, Inc., dated as of November 7, 2011 (12)
10.16(c)*	Second Addendum to the Engagement Agreement by and between Registrant and ipCapital Group, Inc., dated as of November 14, 2011 (12)
10.16(d)*	Third Addendum to the Engagement Agreement by and between Registrant and ipCapital Group, Inc., dated as of January 20, 2012 (13)
10.17	First Amendment to Office Lease between Registrant and CA-Pruneyard Limited Partnership, dated as of October 7, 2013 (27)
10.18	Consulting Agreement, dated February 1, 2012, by and between Registrant and Steven Ledger/Tamalpais Partners LLC (22)
10.19	Amendment to Consulting Agreement, by and between Registrant and Steven Ledger/Tamalpais Partners, LLC, dated August 1, 2013 (16)
10.20	Intellectual Property Brokerage Agreement by and between Registrant and ipCapital Licensing Company I, LLC, dated as of February 4, 2013 (17)
10.21*	Consulting Agreement, dated March 29, 2013, by and between Registrant and Gordon Watson (23)
10.22*	Consulting Agreement, dated November 18, 2013, by and between Registrant and ipCreate, Inc. (24)
10.23	Securities Purchase Agreement, dated January 7, 2014 (21)
10.24*	Consulting Agreement, dated March 17, 2014, by and between Registrant and Steven Ledger (25)
10.25	Separation Agreement, dated March 12, 2014, by and between Registrant and Christoph Berlin (25)
10.26	Employment Letter dated April 30, 2014 and executed May 5, 2014 between hopTo Inc. and Jean-Louis Casabonne (26)
14.1	Code of Ethics (6)
21.1	Subsidiaries of Registrant (28)
23.1	Consent of Macias Gini & O’Connell LLP
23.2	Consent of Manett, Phelps & Phillips, LLP (contained in opinion included under Exhibit 5.1)**

*Management or compensatory plan or arrangement

**Previously filed.

(1)	Filed on April 2, 2007 as an exhibit to Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2006, and incorporated herein by reference

(2)	Filed on March 31, 2010 as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009, and incorporated herein by reference

(3)	Filed on September 19, 1996 as an exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-11165), and incorporated herein by reference

(4)	Filed on September 8, 2011 as an exhibit to Registrant’s Current Report on Form 8-K and incorporated herein by reference

(5)	Filed on October 13, 2011 as an exhibit to Registrant’s Current Report on Form 8-K and incorporated herein by reference

(6)	Filed on March 30, 2004 as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference

(7)	Filed on June 23, 2000 as an exhibit to the Registrant’s Registration Statement on Form S-8 (File No. 333-40174), and incorporated herein by reference

(8)	Filed on November 25, 2005 as an exhibit to the Registrant’s definitive Proxy Statement for the Registrant’s 2005 Annual Meeting, and incorporated herein by reference

(9)	Filed on September 29, 2011 as an exhibit to the Registrant’s Registration Statement on Form S-8 (File No. 333-177069) and incorporated herein by reference

(10)	Reserved

(11)	Filed on November 14, 2011 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, and incorporated herein by reference.

(12)	Filed on November 23, 2011 as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1, and incorporated herein by reference

(13)	Filed on February 14, 2012 as an exhibit to the Registrant’s Current Report on Form 8-K and incorporated herein by reference

(14)	Filed on May 21, 2012 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, and incorporated herein by reference.

(15)	Filed on November 14, 2012 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarterly reporting period ended September 30, 2012, and incorporated herein by reference.

(16)	Filed on August 27, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, dated August 21, 2013, and incorporated herein by reference.

(17)	Filed on February 19, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, and incorporated herein by reference.

(18)	Submitted electronically with the original Form 10-K.

(19)	Filed on September 10, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, dated September 9, 2013, and incorporated herein by reference.

(20)	Filed on June 24, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, dated June 17, 2013, and incorporated herein by reference.

(21)	Filed on January 13, 2014 as an exhibit to the Registrant’s Current Report on Form 8-K, dated January 7, 2014, and incorporated herein by reference.

(22)	Filed on April 16, 2012 as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011, and incorporated herein by reference.

(23)	Filed on April 3, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, dated March 29, 2013, and incorporated herein by reference.

(24)	Filed on December 12, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, dated December 11, 2013, and incorporated herein by reference.

(25)	Filed on March 18, 2014 as an exhibit to the Registrant’s Current Report on Form 8-K, dated March 12, 2014, and incorporated herein by reference.

(26)	Filed on May 12, 2014 as an exhibit to Registrant’s Current Report on Form 8-K, dated March 9, 2014, and incorporated herein by reference.

(27)	Filed on March 31, 2014 as an exhibit to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013, and incorporated herein by reference.

(28)	Filed on March 31, 2015 as an exhibit to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014, and incorporated herein by reference.